K&L Gates LLP 1601 K Street NW Washington, DC 20006-1600 T 202.778.9000 www.klgates.com

April 27, 2010

BY EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Columbia Acorn Trust File Nos. 002-34223; 811-01829 Post-Effective Amendment No. 86

Ladies and Gentlemen:

We have acted as counsel to Columbia Acorn Trust (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 86 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), and we have reviewed the disclosure that we understand will be contained in the Amendment when it is filed with the Securities and Exchange Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP